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SCHEDULE 13G

Under the Securities Exchange Act of 1934

Genta Incorporated
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

37245M504
(CUSIP Number)

July 19, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund SPV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 80,632,105 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 80,632,105 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,632,105 Refer to Item 4 below
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.90% Refer to Item 4 below
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 80,632,105 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 80,632,105 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,632,105 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.90% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AM Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 80,632,105 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 80,632,105 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,632,105 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.90% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 80,632,105 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 80,632,105 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,632,105 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.90% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 80,632,105 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 80,632,105 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,632,105 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.90% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adam Stern
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 80,632,105 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 80,632,105 Refer to Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,632,105 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.90% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Friedman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 80,632,105 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 80,632,105 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,632,105 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.90% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Genta Incorporated
(b)	Address of Issuer’s Principal Executive Offices
200 Connell Drive, Berkeley Heights, NJ 07922

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund SPV, LLC (the “SPV”), a Delaware limited liability company with respect to shares of Common Stock (as defined in Item 2(d) below) and warrants thereon directly owned by it.

(ii) BAM Management, LLC (the “Investment Manager”), which serves as the manager to the SPV.

(iii) AM Investment Partners, LLC (“AMIP LLC”), a Delaware limited liability company, that has entered into an agreement to combine its business with that of the Investment Manager.

(iv) Mr. Hal Mintz who serves as a managing member of the Investment Manager.

(v) Mr. Ross Berman who serves as a managing member of the Investment Manager.

(vi) Mr. Adam Stern who serves as a managing member of AMIP LLC.

(vii) Mr. Mark Friedman who serves as a managing member of AMIP LLC.

(b)	Address of Principal Business Office or, if none, Residence

BAM Opportunity Fund SPV, LLC, c/o BAM Management, LLC
BAM Management, LLC
AM Investment Partners, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

Ross Berman
Hal Mintz
c/o BAM Management, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

Adam Stern
Mark Friedman
c/o AM Investment Partners, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

(c)	Citizenship

BAM Opportunity Fund SPV, LLC – Delaware, U.S.A
BAM Management, LLC – Delaware, U.S.A.
AM Investment Partners, LLC – Delaware, U.S.A.

Ross Berman – U.S.A.
Hal Mintz – U.S.A.
Adam Stern – U.S.A.
Mark Friedman – U.S.A.

(d)	Title of Class of Securities
Common Stock, $0.001 par value (the “Common Stock”)
(e)	CUSIP Number
37245M504

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

    If filing as a non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J), please specify the type of institution.
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date hereof, the SPV beneficially owned 80,632,105 shares of Common Stock.  Of this amount, 80,603,105 consist of shares underlying convertible notes and 29,000 consist of shares of Common Stock.  The SPV acquired beneficial ownership of 80,000,000 shares underlying $800,000 face value of these convertible notes on July 19, 2010, as the notes may first be converted on September 17, 2010.

The SPV also holds convertible notes that are convertible into 70,628 shares of Common Stock.  These notes cannot be converted until January 4, 2011.  Accordingly, the Reporting Persons do not currently have beneficial ownership of the shares underlying these convertible notes.  The SPV also holds warrants to purchase 1,916,250 shares, which are subject  to a contractual limitation prohibiting their exercise to the extent that the SPV and its affiliates would beneficially own in excess of 4.999% of the Common Stock of the Issuer.  Accordingly, the warrants are not exercisable, and the Reporting Persons do not currently have beneficial ownership of the Common Stock underlying the warrants.

The percentages herein are calculated based upon 825,593,346 shares of Common Stock issued and outstanding as of July 19, 2010, as communicated by the Issuer to the Investment Manager, plus shares issuable upon the conversion or exercise of the 80,603,105 convertible notes referenced above.

A.  BAM Opportunity Fund SPV, LLC
   (a) Amount beneficially owned: 80,632,105
   (b) Percent of class: 8.90%
   (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 80,632,105
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 80,632,105

B. BAM Management, LLC
   (a) Amount beneficially owned: 80,632,105
   (b) Percent of class: 8.90%
   (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 80,632,105
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 80,632,105

C. AM Investment Partners, LLC
   (a) Amount beneficially owned: 80,632,105
   (b) Percent of class: 8.90%
   (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 80,632,105
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 80,632,105

D. Hal Mintz
   (a) Amount beneficially owned: 80,632,105
   (b) Percent of class: 8.90%
   (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 80,632,105
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 80,632,105

E. Ross Berman
   (a) Amount beneficially owned: 80,632,105
   (b) Percent of class: 8.90%
   (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 80,632,105
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 80,632,105

F. Adam Stern
   (a) Amount beneficially owned: 80,632,105
   (b) Percent of class: 8.90%
   (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 80,632,105
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 80,632,105

G. Mark Friedman
   (a) Amount beneficially owned: 80,632,105
   (b) Percent of class: 8.90%
   (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 80,632,105
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 80,632,105

This statement relates to Common Stock held by the SPV over which the Investment Manager has discretionary trading authority.  AMIP LLC and its affiliates have entered into an agreement in principle to combine their business with the Investment Manager and its affiliates (the “Business Combination”). This Business Combination has not yet closed.  However AMIP LLC, BAM Management, and their affiliates began sharing office space on May 17, 2010.  While there is no agreement or understanding whereby AMIP LLC, Adam Stern, or Mark Friedman, or their affiliates have authority to manage the investment positions held by the SPV, it is possible that AMIP LLC and its affiliates may from time to time coordinate investment decisionmaking with the Investment Manager and its affiliates.  Accordingly, the reporting persons have reflected this potential for shared investment discretion before the closing of the Business Combination in this filing.

The managing members of the Investment Manager are Ross Berman and Hal Mintz, and the managing members of AMIP LLC are Adam Stern and Mark Friedman.  The SPV, AMIP LLC, the Investment Manager, Mr. Mintz, Mr. Berman, Mr. Stern and Mr. Friedman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The SPV is a pooled investment vehicle.  As the manager of the SPV, the Investment Manager has the power to vote and dispose of the Common Stock owned by the SPV and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

Messrs. Mintz and Berman share investment management duties.

See also note 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 19, 2010

BAM Opportunity Fund SPV, LLC By: BAM Management, LLC its Manager By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
AM Investment Partners, LLC By: /s/ Adam Stern Name: Adam Stern Title: Managing Member
BAM Management, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz /s/ Adam Stern Adam Stern /s/ Mark Friedman Mark Friedman